Filed by US BioEnergy Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed as filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended

Subject Company: US BioEnergy Corporation

Commission File Number: 001- 33203

US BIOENERGY REPORTS FOURTH QUARTER

AND YEAR-END 2007 FINANCIAL RESULTS

Full Year 2007 Highlights

•	Revenues of $588.6 million

•	EBITDA of $61.4 million

•	Net income of $17.4 million, or $0.23 per diluted share

Fourth Quarter Highlights

•	Revenues of $151.9 million

•	EBITDA of ($2.8) million

•	Net loss of $7.2 million, or loss of $0.09 per share

ST. PAUL, Minn. – (March 17, 2008) – US BioEnergy Corporation (NASDAQ: USBE) today reported net income of $17.4 million, or $0.23 per diluted share, for the full year ended December 31, 2007. Total revenues for the year were $588.6 million, while the Company generated $61.4 million of EBITDA.

The company reported a net loss of $7.2 million, or $0.09 per share, for the quarter ended December 31, 2007, due primarily to a $14.0 million charge for mark-to-market losses related to the Company’s commodity hedging activities. In addition, the company incurred a one-time expense of $2.8 million, related to the company’s pending merger with VeraSun Energy Corporation. Revenues for the quarter were $151.9 million and EBITDA was ($2.8) million.

“We are very pleased to deliver another quarter of robust production and sales,” said Gordon Ommen, US BioEnergy’s CEO. “It was the second full quarter of production at our Ord, Neb. plant. In February 2008, we commenced operations at our newly acquired Marion plant. We now have five plants in operation and three additional plants under construction with a total production capacity of 750 million gallons per year (mmgy). We look forward to completing our merger with VeraSun and becoming the largest ethanol producer in the country.”

During the fourth quarter of 2007, the company sold 73.8 million gallons of ethanol at an average selling price of $1.77 per gallon, compared with 73.2 million gallons of ethanol at an average selling price of $1.76 per gallon for the third quarter of 2007.

After taking hedging related gains and losses into account, the company’s corn costs averaged $3.47 per bushel, or $1.23 per gallon of ethanol sold, for the fourth quarter of 2007, compared to

$3.15 per bushel, or $1.10 per gallon of ethanol sold, for the third quarter of 2007. Before taking hedging gains into account, corn costs averaged $3.59 per bushel, or $1.27 per gallon of ethanol sold, compared with $3.58 per bushel, or $1.25 per gallon of ethanol sold in the third quarter of 2007.

Milestones the company achieved during 2007 include the following:

•	Began construction of an ethanol plant near Janesville, Minn.

•

Entered into five senior secured credit facilities with AgStar Financial Services, PCA, as administrative agent and as a lender, and a group of other lenders to provide financing for the Ord, Hankinson, Dyersville and Janesville construction projects and to refinance the Platte Valley credit facility

•	Completed construction of the Ord plant and commenced operations

•	Acquired Millennium Ethanol, LLC, an ethanol plant that was under construction near Marion, S.D. and commenced operations at the plant in February 2008

•	Entered into a merger agreement with VeraSun Energy Corporation (VeraSun)

•	Sold United Bio Energy Ingredients, LLC, and UBE Services, LLC, a third-party distillers grains marketing and services businesses

The company currently owns and operates five ethanol plants, which have combined production capacity of 420 mmgy and has the following plants under construction:

•	Hankinson, N.D., a 110 mmgy facility, which is expected to start producing ethanol in the first half of 2008.

•	Dyersville, Iowa, a 110 mmgy facility, which is expected to start producing ethanol in the second half of 2008.

•	Janesville, Minn., a 110 mmgy facility, which is expected to start producing ethanol in the second half of 2008.

The company’s total construction expenditures for 2007 were $369.8 million, which were primarily comprised of the following: Hankinson $111.3 million, Dyersville $112.3 million, Janesville $76.0 million, and Marion $27.9 million. The remaining construction-related costs of $174.3 million to complete each of these projects are expected to be fully funded through available construction loans.

At December 31, 2007, total cash and cash equivalents were $54.4 million, compared to $170.1 million on December 31, 2006. None of the company’s cash is invested in auction rate securities. Total debt as of December 31, 2007 was $430.3 million compared to $150.1 million on December 31, 2006. Equity, as a percentage of total capitalization, was approximately 59 percent as of December 31, 2007.

Selected Results

	Three months ended December 31, 2007	Three months ended September 30, 2007	Three months ended June 30, 2007	Three months ended March 31, 2007
Sales volumes (in thousands):
Ethanol gallons sold	73,794	73,178	67,068	59,726
Distillers grains tons sold	365	346	302	272

Production volumes (in thousands)
Ethanol gallons produced	72,896	73,107	68,188	58,660
Distillers grains tons produced	364	346	305	262

Average price realizations
Ethanol sales price per gallon	$1.77	$1.76	$1.91	$1.90
Distillers grain sales price per gallon	$0.26	$0.25	$0.26	$0.26

Average cost
Corn—no hedging impact (per bushel)	$3.59	$3.58	$3.79	$3.52
Corn—w/ hedging impact (per bushel)	$3.47	$3.15	$3.97	$3.64

Corn—no hedging impact (per gallon of ethanol)	$1.27	$1.25	$1.35	$1.21
Corn—w/ hedging impact (per gallon of ethanol)	$1.23	$1.10	$1.41	$1.25

Natural gas—no hedging impact (per mmbtu)	$6.62	$5.25	$7.31	$7.19
Natural gas—w/ hedging impact (per mmbtu)	$6.62	$5.25	$7.36	$6.88

Natural gas—no hedging impact (per gallon of ethanol)	$0.16	$0.13	$0.18	$0.20
Natural gas—w/ hedging impact (per gallon of ethanol)	$0.16	$0.13	$0.18	$0.19

COGS—w/ hedging impact (per gallon of ethanol)	$1.98	$1.62	$1.97	$1.89

Comparability of Financial Results

Prior to May 1, 2006, US BioEnergy derived revenues principally from its marketing and services businesses. Since that time, the sale of ethanol and distillers grains has become the primary source of US BioEnergy’s revenues. As a result, the company’s financial results for periods after April 30, 2006 are not comparable to results for prior periods. In addition, due to the steep ramping of ethanol production since April 2006, the actual production figures for 2006 are not indicative of future operating results.

EBITDA

This news release describes “EBITDA” in addition to earnings calculated in accordance with generally accepted accounting principles (GAAP). Management believes that EBITDA is useful in evaluating the company’s operating performance in relation to other companies in the industry because the calculation of EBITDA generally eliminates the effects of financings and income taxes, items that vary for different companies for reasons unrelated to overall operating performance. EBITDA is not a measure of financial performance under GAAP, and should not be considered an alternative to net income, or any other measure of performance under GAAP, or to cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity. EBITDA has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of the limitations of EBITDA are:

•	EBITDA does not reflect cash used for capital expenditures;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will have to be replaced and EBITDA does not reflect the cash requirements for replacements;

•	EBITDA does not reflect changes in, or cash requirements for, working capital requirements;

•	EBITDA does not reflect the cash necessary to make payments of interest or principal on indebtedness; and

•	EBITDA includes non-recurring payments which are reflected in other income.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to service debt or to invest in the growth of our business. Management compensates for these limitations by relying on GAAP results as well as EBITDA.

Conference Call

The company will host a conference call today at 10:00 a.m. Central Time. Investors interested in listening to the call can dial (888) 895-4463 and reference conference ID 37569771. This call will be webcast and can be accessed via US BioEnergy’s Web site at www.usbioenergy.net (follow the instructions on the Investor Relations page). A replay of the webcast will be available through March 31, 2008. The telephone replay will be available approximately two hours after the call concludes by dialing (800) 642-1687 or (706) 645-9291 and reference conference ID 37569771.

About US BioEnergy Corporation

US BioEnergy Corporation (NASDAQ: USBE), based in St. Paul, Minn., is a leading producer and marketer of ethanol and distillers grains. Founded in 2004, the company currently owns and operates five ethanol plants in Albert City, Iowa, Marion, S.D., Ord and Platte Valley, Neb., and Woodbury, Mich. Three additional ethanol plants are currently under construction in Hankinson, N.D., Dyersville, Iowa, and Janesville, Minn. Upon completion of these initiatives, the company will own and operate eight plants with combined expected ethanol production capacity of 750 million gallons.

Forward-Looking Statements:

Certain statements in this release, and other written or oral statements made by or on behalf of us, are “forward-looking statements” within the meaning of the federal securities laws. Statements regarding future events and developments and our future performance, as well as management’s expectations, anticipations, beliefs, plans, targets, estimates, or projections and similar expressions relating to the future, are forward-looking statements within the meaning of these laws. These statements are based on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Any forward- looking statements are not guarantees of our future performance and are subject to risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by any forward-looking statements. We disclaim any duty to update any forward-looking statements. Some of the factors that may cause actual results, developments and business decisions to differ materially from those contemplated by any forward-looking statements include the volatility and uncertainty of corn, natural gas, ethanol and unleaded gasoline prices; the completion and results of our pending merger with VeraSun Energy; the results of our recently acquired Marion, SD facility; the results of our hedging transactions and other risk mitigation strategies; operational disruptions at our facilities; our ability to implement our expansion strategy as planned or at all; our ability to locate and integrate potential future acquisitions; development of infrastructure related to the sale and distribution of ethanol; our limited operating history; excess production capacity in our industry; our ability to compete effectively in our industry; our ability to implement a marketing and sales network for our ethanol; changes in or elimination of governmental laws, tariffs, trade or other controls or enforcement practices; environmental, health and safety laws, regulations and liabilities; our reliance on key management personnel; future technological advances; limitations and restrictions contained in the instruments and agreements governing our indebtedness; our ability to raise additional capital and secure additional financing; and costs of construction and equipment, as more fully described in the “Risk Factors” section of our annual report on Form 10-K for the year ended December 31, 2007.

Additional Information

In connection with the proposed transaction between VeraSun Energy and US BioEnergy, VeraSun has filed with the SEC a registration statement on Form S-4 containing a definitive joint proxy statement of VeraSun and US BioEnergy that also constitutes a prospectus of VeraSun, which was mailed to the shareholders of VeraSun and US BioEnergy. SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT VERASUN, US BIOENERGY AND THE PROPOSED TRANSACTION. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at http://www.sec.gov. These documents (when they are available) can also be obtained free of charge from US BioEnergy upon written request to VeraSun Energy Corporation, Attention: Investor Relations, 100 22nd Avenue, Brookings, South Dakota 57006, or by calling 605-696-7236, or from US BioEnergy, upon written request to US BioEnergy Corporation, Attention: Investor Relations, 5500 Cenex Drive, Inver Grove Heights, Minnesota 55077, or by calling 651-554-5491

US BioEnergy Corporation

Condensed Consolidated Balance Sheets

(in thousands, except share data)

	December 31,	December 31,
	2007	2006
ASSETS
Current Assets
Cash and cash equivalents	$54,432	$170,099
Receivables	42,609	40,958
Inventories	40,368	28,420
Deferred income taxes	4,279	—
Prepaid expenses and other current assets	9,989	7,306

Total current assets	151,677	246,783

Other Assets
Goodwill	63,991	65,489
Other long-term assets	10,036	9,294

	74,027	74,783

Property and equipment, net	943,141	408,814

Total assets	$1,168,845	$730,380

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Current maturities of long-term debt	$17,024	$8,131
Accounts payable	10,035	45,489
Accrued expenses	20,170	5,483
Deferred income tax liability	—	2,913
Notes payable	—	1,815

Total current liabilities	47,229	63,831

Long-term debt	413,298	140,128
Construction payable	31,488	14,944
Deferred income taxes	47,839	27,099
Other long-term liabilities	811	—

Total long term liabilities	493,436	182,171

Total liabilities	540,665	246,002

Minority interest in subsidiary	3,921	—

Commitments and Contingencies
Shareholders’ Equity
Preferred stock, $0.01 par value, authorized 75,000,000 shares, issued none	—	—
Common stock, $0.01 par value, authorized 750,000,000 shares; 79,582,679 and 67,968,885 shares issued and outstanding as of December 31, 2007 and December 31, 2006, respectively	796	679
Additional paid-in capital	589,710	467,552
Retained earnings	33,753	16,147

Total shareholders’ equity	624,259	484,378

Total liabilities and shareholders’ equity	$1,168,845	$730,380

US BioEnergy Corporation

Condensed Consolidated Statements of Operations

(in thousands, except per share data)

	Three Months Ended
	December 31, 2007	September 30, 2007
	(Unaudited)
Revenues:
Product sales	$150,539	$147,178
Other revenues	1,409	2,867

Total revenues	151,948	150,045

Cost of goods sold:
Cost of product sales	146,444	119,318
Other cost of goods sold	693	1,942

Total cost of goods sold	147,137	121,260

Gross profit	4,811	28,785

Selling, general and administrative expenses	12,518	10,846
Loss on impairment of asset	—	2,471

Operating income	(7,707)	15,468

Other income (expense):
Interest expense	(371)	(1,425)
Interest income	944	1,257
Other income	(3,142)	7
Equity in net income of unconsolidated subsidiary	645	1,094

	(1,924)	933

Income before income taxes and minority interest	(9,631)	16,401
Federal and state income tax expense	2,411	(5,330)
Minority interest in net loss of subsidiary	21	7

Net income	$(7,199)	$11,078

Income per common share:
Basic	$(0.09)	$0.15
Diluted	(0.09)	0.15
Weighted average shares outstanding:
Basic	79,633	72,043
Diluted	80,424	72,908

US BioEnergy Corporation

Consolidated Statements of Cash Flows

(dollars in thousands)

	Twelve Months Ended December 31,
	2007	2006
Cash Flows from Operating Activities
Net income (loss)	$17,406	$20,432
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	23,271	6,487
Amortization	1,189	1,031
Minority interest in net loss of subsidiary	(79)	(391)
Distributions received from unconsolidated subsidiary	1,347
Stock-based compensation expense	2,939	399
Deferred income taxes	11,514	9,905
Change in derivative financial instruments	19,650	(6,785)
Equity in net income of unconsolidated subsidiary	(2,827)	(456)
Other, net	666	—
Gain on sale of 50% interest in Provista	—	(1,764)
Loss on impairment of assets	2,471	—
Other changes in operating assets and liabilities, exclusive of acquisitions and dispositions
Receivables	(11,487)	(34,191)
Inventories	(11,948)	(28,884)
Accounts payable	(18,025)	13,762
Accrued expenses and other current liabilities	16,012	3,012
Other, net	(23,024)	619

Net cash provided by (used in) operating activities	29,075	(16,824)

Cash Flows from Investing Activities
Purchases of property and equipment	(369,806)	(206,010)
Acquisition of development stage companies, net of cash received	(15,633)	(21,481)
Proceeds from disposition of subsidiaries	4,826	2,400
Deposits	4,307	(4,307)
Other, net	107	(830)

Net cash used in investing activities	(376,199)	(230,228)

Cash Flows from Financing Activities
Proceeds from long-term debt	299,617	119,242
Payments on long-term debt	(51,429)	(1,645)
Net change in notes payable	(1,815)	13,951
(Decrease) increase in checks written on controlled disbursement account	(13,270)	6,787
Debt issuance costs paid	(1,717)	(977)
Proceeds from the issuance of common stock	71	255,499
Deferred offering costs paid	—	(16,156)

Net cash provided by financing activities	231,457	376,701

Net (decrease) increase in cash and cash equivalents	(115,667)	129,649
Cash and Cash Equivalents
Beginning of year	170,099	40,450

End of year	$54,432	$170,099

US BioEnergy Corporation

EBITDA

	Twelve months ended Dec. 31, 2007	Three months ended Dec. 31, 2007
Net Income	$17,406	$(7,199)

Interest Expense	8,609	371
Income Taxes	11,706	(2,411)
Depreciation	23,271	6,395
Amortization	376	—

EBITDA	$61,368	$(2,844)

Contact:

Investor Contact:	Media Contacts:
Investor Relations	JD Bergquist	James McCusker

US BioEnergy Corporation	US BioEnergy Corporation	Integrated Corporate Relations
651-554-5491	651-554-5490	203-682-8200

investor@usbioenergy.net	media@usbioenergy.net	jmccusker@icrinc.com

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